UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

SEC FILE NUMBER 000-54968 CUSIP NUMBER 30217D107

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):☒ Form 10-K   ☐Form 20-F   ☐Form 11-K   ☐Form 10-Q   ☐Form 10-D   ☐Form N-SAR
      ☐Form N-CSR
     For Period Ended:       December 31, 2013
☐            Transition Report on Form 10-K
☐            Transition Report on Form 20-F
☐            Transition Report on Form 11-K
☐            Transition Report on Form 10-Q
☐            Transition Report on Form N-SAR
            For Transition Period Ended:

PART I – REGISTRANT INFORMATION
        Experience Art and Design, Inc.
 Full Name of Registrant
___________________________
 Former Name if Applicable

27929 S.W. 95th Avenue, Suite 601
Wilsonville, OR 97070

Address of Principal Executive Office

PART II – RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition reporton Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on orbefore the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to timely file its Annual Report on Form 10-K for the period ended December 31, 2013, because the audit, financial statements, review by auditor and XBRL formatting for the period are incomplete.

PART IV – OTHER INFORMATION
(1)            Name and telephone number of person to contact in regard to this notification:
Kenneth Kepp                                        -            (971) 202-2435
(2)            Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). Yes☒   No☐
(3)            Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes☐          No☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EXPERIENCE ART AND DESIGN, INC.
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: March 28, 2014	By: /s/Kenneth R. Kepp
Chief Operating Officer and Chief Financial Officer